UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)
WHEELER REAL ESTATE INVESTMENT TRUST INC.
(Name of Issuer)
SERIES D CUMULATIVE PREFERRED STOCK
(Title of Class of Securities)
963025-60-6
(CUSIP Number)
HOWARD AMSTER
290 NORTH OLIVE AVE #523
WEST PALM BEACH, FL 33401
(216)595-1047
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 10, 2024
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report he acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD AMSTER
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
PF
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
427,871*
8.
SHARED VOTING POWER
427,871*
9.
SOLE DISPOSITIVE POWER
427,871*
10.
SHARED DISPOSITIVE POWER
427,871*
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
427,871*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.60%**
14.
TYPE OF REPORTING PERSON (see instructions)
IN

*Includes: (i) 266,881 shares that are owned directly by Mr. Amster;
(ii) 73,702 shares that are owned by Pleasant Lake Apartments Limited Partnership over which Mr. Amster has sole voting and dispositive power; and
(iii) 87,288 shares that are owned in the aggregate by the trusts jointly filing herewith over which, as trustee, Mr. Amster has sole voting and dispositive power.
**Denominator is based on the 2,577,240 shares of Series D Cumulative
Preferred stock outstanding as of May 6, 2024   as reported by the Issuer
on Form 8-K as filed with the Securities and Exchange Commission on May 6, 2024.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #1 U/A DTD 05/20/2019
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
0*
8.
SHARED VOTING POWER
54,426*
9.
SOLE DISPOSITIVE POWER
0*
10.
SHARED DISPOSITIVE POWER
54,426*
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,426*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.11%**
14.
TYPE OF REPORTING PERSON (see instruction)
OO
*See the footnote marked with * to the cover page for Mr. Amster.
**See the footnote marked with ** to the cover page for Mr. Amster.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #3 U/A DTD 05/20/2019
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
0*
8.
SHARED VOTING POWER
32,862*
9.
SOLE DISPOSITIVE POWER
0*
10.
SHARED DISPOSITIVE POWER
32,862*
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSONS
32,862*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.28%**
14.
TYPE OF REPORTING PERSON (see instructions)
WC
*See the footnote marked with * to the cover page for Mr. Amster
**See the footnote marked with ** to the cover page for Mr. Amster

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PLEASANT LAKE APARTMENTS LIMITED PARTNERSHIP
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)

3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
0*
8.
SHARED VOTING POWER
73,702*
9.
SOLE DISPOSITIVE POWER
0*
10.
SHARED DISPOSITIVE POWER
73,702*
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
73,702*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.86%**
14.
TYPE OF REPORTING PERSON (see instructions)
WC
*See the footnote marked with * to the cover page for Mr. Amster **See the footnote marked with ** to the cover page for Mr. Amster

This Amendment No. 4 to Schedule 13D (this Amendment No. 4) amends the Reporting Persons initial Schedule 13D filed on December 15, 2023, as amended by Amendment Nos. 1,2 and 3 (collectively, the Schedule 13D), with respect to the Series D Cumulative Preferred Stock (the Preferred Stock) of Wheeler Real Estate Investment Trust Inc., a Virginia corporation
(the Issuer).
 Except as specifically amended by this Amendment No. 4 and noted in the paragraph below, the Schedule 13D is unchanged. Unless otherwise indicated, each capitalized item used but not specifically defined herein shall have the meaning ascribed to such item in the Schedule 13D.

Item 5. Interest In Securities of Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows;
     (a) See Items 11 and 13 of the cover pages of this Amendment No. 4, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of the Series D Cumulative Preferred Stock identified pursuant to Item 1 beneficially owned by each of the Reporting Persons.
     (b) See items 7, 8, 9, and 10 of the cover pages to this Amendment No. 4, which Items are incorporated herein by reference, for the aggregate number and percentage of the shares of the Series D Cumulative Preferred Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of the Series D Cumulative Preferred Stock.
     (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 5:00 p.m., New York City time, on May 14, 2024. All transactions were purchases and were conducted on the open market. If the shares were purchased in multiple transactions on a single trading day, the price per share reported is the weighted average price:


Date of Transaction	Quantity Purchased	Purchasor		Aggregate Price	Per Share
03/13/24		19,074			Howard Amster		$280,987.51	$14.73
03/13/24		19,100			Howard Amster 2019 CRUT 1 $281,370.51	$14.73
03/13/24		1,098			Howard Amster 2019 CRUT 3 $16,203.50	$14.73
03/14/24		14,302			Howard Amster		$220,986.71	$15.45
03/15/24		5,612			Howard Amster		$87,404.73	$15.57
05/09/24		22,415			Howard Amster		$412,180.25	$18.39
05/10/24		25,000			Howard Amster		$462,569.00	$18.50

    (d) Other than the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Series
D Cumulative Preferred Stock of the Issuer beneficially owned by the Reporting Persons.
     (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

On May 3, 2024, the Issuer entered into an Excepted Holder Agreement with Mr. Amster and entities through which he has beneficial ownership of the Issuers shares creating an aggregate stock ownership limit of fourteen percent (14%) (the Capital Stock Excepted Holder Limit). The Capital Stock Excepted Holder Limit provides that Mr. Amster is exempted from the Issuers ownership limit of not more than 9.8% in value of the aggregate of all classes of stock of the Issuer and is instead subject to the percentage limit established by the Board. Mr. Amster remains subject to the Issuers charters limitation of his ownership to 9.8% of all outstanding Common Stock of the Company. The Excepted Holder Agreement and Capital Stock Excepted Holder Limit will automatically terminate upon reduction of Mr. Amsters ownership of all classes of stock of the Company below 9.8% in value in the aggregate.

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



HOWARD AMSTER

/s/ Howard Amster
Date: May 15, 2024




HOWARD AMSTER 2019 Charitable Remainder Unitrust 1 U/A DTD 05/20/2019
By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: May 15, 2024

HOWARD AMSTER 2019 Charitable Remainder Unitrust 3 U/A DTD 05/20/2019
By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: May 15, 2024


PLEASANT LAKE APARTMENTS Limited Partnership
By: /s/ Howard Amster
Name: Howard Amster
Title: President, Pleasant Lake Apartments Corp., General Partner
Date: May 15, 2024
















Exhibit A

See attached Excepted Holder Agreement.




EXCEPTED HOLDER AGREEMENT
      This Excepted Holder Agreement (this Agreement) is made and entered into as of May 3, 2024, by and between Wheeler Real Estate Investment Trust, Inc., a Maryland corporation (the Company) and Howard Amster, a United States citizen (Investor).

RECITALS

A. Investor has delivered to the Company a duly completed and Ownership
Statement.
B. The Ownership Statement specifies the number of shares of Capital Stock and the number of Convertible Notes that Investor Actually and Constructively Owns (as those terms are defined in the Instructions to the Ownership Statement).
C. In order to maintain its qualification as a real estate investment trust
(REIT), the Articles of Amendment and Restatement of the Company filed with the State Department of Assessments and Taxation of Maryland on August 5, 2016, as the same has to date been, and may in the future be, amended, restated, supplemented, and/or corrected (the Charter) limit the ability of any person to Beneficially Own or Constructively Own more than 9.8% of the Companys Capital Stock (the Aggregate Stock Ownership Limit) or Common Stock (the
Common Stock Ownership Limit, and together with the Aggregate Stock Ownership Limit, the Ownership Limits).
D. Pursuant to Section 6.2.7 of the Charter, the Companys Board of Directors
(a) is permitted to exempt a Person from one or both Ownership Limits or establish an Excepted Holder Limit for such Person (which may apply with respect to one or more classes of Capital Stock), if the Board of Directors reasonably determines, including without limitation based on the representations, covenants and undertakings from such Person as are provided herein, that such exemption would not cause or permit the Company to fail to comply with certain requirements related to its qualification as a REIT, and
(b) may impose such conditions or restrictions as it deems appropriate in connection with granting such exemption.
E. As of the date hereof, Investor Beneficially Owns or Constructively Owns, directly and through the Persons listed on Annex A (the Investor Group) an amount of Capital Stock in excess of the Ownership Limits described above.
F. This Agreement provides for the establishment of an Excepted Holder Limit for Investor and the Investor Group if certain conditions are satisfied, and Investor intends to satisfy such conditions by execution of this Agreement.
      NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

AGREEMENT
1. Representations of Investor.
      To induce the Company to enter into this Agreement, Investor represents and warrants to the Company as follows:
1.1. This Agreement has been duly executed and delivered by Investor, and is a valid and binding obligation of Investor, enforceable in accordance with its terms;

1.2. The execution and delivery of this Agreement by Investor does not, and will not:
(i) violate or conflict with any agreement, order, injunction, decree, or judgment to which Investor is a party or by which Investor is bound; or
(ii) violate any law, rule or regulation applicable to Investor;

1.3. No consent, approval or authorization of, or designation, registration, declaration or filing with, any governmental entity or third Person is required on the part of Investor in connection with the execution or delivery of this Agreement;

1.4. The information provided by Investor in the Ownership Statement delivered to the Company was true, correct and complete.

1.5. To the knowledge of Investor, no Individual (other than Investor) was or is treated as Beneficially Owning more than 9.8% of the Company by reason of Investors Beneficial Ownership of Capital Stock of the Company; and

1.6. Investor has reviewed the list of the tenants of the Company and its subsidiaries attached hereto as Annex B (the Tenant List) and neither Investor nor the members of the Investor Group, individually or collectively, Actually or Constructively Own 9.8% or more of any such tenant of the Company or its subsidiaries.

2. On-Going Covenants of Investor.

   Beginning on the date hereof, and during any period that an Excepted Holder Limit established pursuant to this Agreement remains in effect, Investor covenants and agrees as follows:
2.1. Investor will not Beneficially Own:
2.1.1. more than fourteen percent (14%) of the value of Capital Stock of the Company (such percentage being the Excepted Holder Limit granted to Investor with respect to the Aggregate Stock Ownership Limit (the Capital Stock Excepted Holder Limit));

2.1.2. more than 9.8 percent (9.8%) (in value or number of shares, whichever is more restrictive) of the outstanding shares of Common Stock of the Company (such percentage being the Excepted Holder Limit granted to Investor with respect to the
Common Stock Ownership Limit (the Common Stock Excepted Holder Limit and, together with the Capital Stock Excepted Holder Limit, the Investor Excepted Holder Limits)); and
2.2. To the knowledge of Investor, no Individual (other than Investor) will be treated as Beneficially Owning more than 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of the Common Stock of the Company, or more than 9.8% (in value) of the aggregate of the Capital Stock of the Company as a result of Investors Beneficial Ownership of Capital Stock of the Company.
2.3. Neither Investor nor any member of the Investor Group (individually or collectively) will actually own or Constructively Own an interest in any tenant of the Company set forth on the Tenant List (as updated from time to time) that would cause the Company to Constructively Own more than a 9.8% interest (within the meaning of Section 856(d)(2)(B) of the Code) in such tenant.

2.4. Investor shall not actually or Beneficially Own an amount of shares of the Companys Capital Stock that would violate either Investor Excepted Holder
Limit, and shall use his reasonable best efforts not to actually or Beneficially Own an amount of shares of the Companys Capital Stock that would cause any other Individual to be treated as Beneficially Owning 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of the Companys Common Stock, or more than 9.8% (in value) of the aggregate of the outstanding shares of all classes and series of the Companys Capital Stock or that would cause the Company to become closely held within the meaning of
Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause the Company to fail to qualify as a REIT.

2.5. Investor agrees that any violation, or attempted or purported violation, of Section 2.1, 2.2, 2.3 or 2.4 of this Agreement (whether with respect to actual, Beneficial or Constructive Ownership by Investor, any member of the Investor Group or any Individual, and whether or not as a result of any Transfer), or any other action which is contrary to the restrictions contained in Article VI of the Charter, will automatically cause the shares of Capital Stock that otherwise would result in such violation to be transferred to a Trust in accordance with Sections 6.2.1(b) and 6.3 of the Charter, and such shares shall be subject to all the terms and limitations set forth in the Charter (without regard to any exception due to an Excepted Holder Agreement).

2.6. Investor shall promptly notify the Company in writing as soon as he becomes aware of any breach of Section 2.1, 2.2, 2.3 or 2.4 of this Agreement.
2.7. Investor will maintain an accurate record of any Persons who could be treated as Beneficially or Constructively owning the Companys Capital Stock by reason of Investors and the Investor Groups Beneficial and Constructive Ownership of Capital Stock of the Company for the purpose of monitoring the Beneficial and Constructive Ownership of the Companys Capital Stock. No later than March 31 of each calendar year beginning in 2024 (but only for so long as Investor Beneficially Owns or
Constructively Owns at least 9.8 percent (9.8%) of the Capital Stock or Common Stock of the Company), Investor shall deliver an updated Ownership Statement, listing Investors then-current actual and Beneficial Ownership of stock with detail sufficient for the Company to independently determine Investors then current actual and Beneficial Ownership of Capital Stock.

2.8. Investor agrees, on behalf of himself and the members of the Investor Group, to keep the Tenant List in strict confidence and shall not disclose it to any third parties without the Companys prior written approval.

3. On-Going Covenants of the Company

3.1. Notwithstanding any provisions of the Charter to the contrary, the Company agrees that the Excepted Holder Limits granted by this Agreement shall not be revoked unless the Board of Directors determines based upon the written advice of counsel that such revocation is required for the preservation of the
 Companys qualification as a REIT under the Code.

3.2. The Company agrees to keep the information in the Ownership Statement in strict confidence and shall not disclose it to any third parties without the Investors prior written approval; provided that the Company may disclose such information to its tax advisors, financial auditors or taxing authorities, under conditions of confidentiality, to the extent necessary to establish the Companys status as a REIT.

4. Companys Authorization of Agreement

4.1. Based on the above representations and agreements, the Company hereby grants to Investor, and agrees that Investor shall have, a Capital Stock Excepted Holder Limit of fourteen percent (14%) and a Common Stock Excepted Holder Limit of 9.8 percent (9.8%).

4.2. For the avoidance of doubt, the Capital Stock Excepted Holder Limit and Common Stock Excepted Holder Limit granted hereunder are also granted to, and shall encompass, the Investor Group, but solely to the extent of Investors Beneficial or Constructive Ownership of Capital Stock and Common Stock through the Investor Group.
5. Additional Information
5.1. Investor and the Company agree that, in addition to the applicable provisions of the Charter, by which Investor would otherwise be bound as a holder of Capital Stock of the Company:

5.1.1. Investor shall provide the information described in Section 6.2.4 of the Charter in accordance with the provisions thereof; and

5.1.2. Investor will inform the Company of his direct or Constructive Ownership of a 9.8% or greater equity interest (within the meaning of Section 856(d)(2)(B) of the Code), or any such ownership by the Investor Group (individually or collectively) in any tenant appearing on an updated Tenant List, provided to Investor by the Company, within 30 days of receipt of such updated Tenant List.

6. Miscellaneous
6.1. All capitalized terms not defined herein have the meaning ascribed to them in the Charter, except that Actually Owns and Constructively Owns have the meanings ascribed to such terms in the Ownership Statement solely for the purposes of Recital B.
6.2. All questions concerning the construction, validity and interpretation of this Agreement shall be governed by and construed in accordance with the domestic laws of the State of Maryland, without giving effect to any choice of law or conflict of law provision (whether of the State of Maryland or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Maryland.
6.3. This Agreement may be signed by the parties in separate counterparts, each of which when so signed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.
6.4. This Agreement shall automatically terminate, and Investor and the Investor Group shall cease to be Excepted Holders as set forth herein and in the Charter, upon reduction of Investors Beneficial Ownership and Constructive Ownership to or below 9.8% of all outstanding Capital Stock or Common Stock of the Company. In the event of termination of this Agreement,
 Investor and the Investor Group shall immediately become subject to all rules and restrictions regarding the ownership of the Companys stock, including, without limitation, the limitations set forth in the Charter of the Company, and, for the avoidance of doubt, the establishment of a new Excepted Holder Limit for Investor and the Investor Group and the entry into a new Excepted Holder Agreement (in each case at the sole and absolute discretion of the Board of Directors of the Company pursuant to Section 6.2.7 of the Charter) shall be required before Investor may again Beneficially Own or Constructively Own Capital Stock or Common Stock of the Company in excess of any Ownership Limit.
6.5. Any provision of this Agreement may be amended or waived if in writing and signed by the Company and Investor. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law. No provision of this Agreement is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.
6.6. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.
6.7. This Agreement (together with the Exhibit attached hereto) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof.


[Remainder of page intentionally blank. Signature page follows.]


      IN WITNESS WHEREOF, the Company and Investor have caused this Agreement to be executed by their respective duly authorized officers as of the date first written above.

WHEELER REAL ESTATE INVESTMENT TRUST, INC.


By:	 /s/ M. Andrew Franklin	 Name: M. Andrew Franklin
Title:  Chief Executive Officer

HOWARD AMSTER


By:	 /s/ Howard Amster	 Name: Howard Amster



































Annex A

Amster Group

Howard Amster 2019 Charitable Remainder Unitrust #1 U/A DTD 05/20/2019, an Ohio trust
Howard Amster 2019 Charitable Remainder Unitrust #3 U/A DTD 05/20/2019, a n Ohio trust
Pleasant Lake Apartments Corp., an Ohio corporation
Pleasant Lake Apartments Limited Partnership, an Ohio limited partnership Laughlin Holding, LLC, an Ohio limited liability company